Filed Pursuant to Rule 433
Registration No. 333-149361
September 8, 2010
PRICING TERM SHEET
3.50% Senior Notes due October 1, 2020

Issuer:	Pacific Gas and Electric Company

Size:	$550,000,000

Maturity Date:	October 1, 2020

Coupon:	3.50%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2011

Price to Public:	99.504%

Benchmark Treasury:	2.625% due August 15, 2020

Benchmark Treasury Yield:	2.659%

Spread to Benchmark Treasury:	+90 basis points

Yield:	3.559%

Optional Redemption:	At any time prior to July 1, 2020, Pacific Gas and Electric Company may, at its option, redeem the senior notes in whole or in part at a redemption price equal to the greater of:

• 100% of the principal amount of the senior notes to be redeemed; or

• as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate plus 15 basis points, plus, in either case, accrued and unpaid interest to the redemption date. At any time on or after July 1, 2020, Pacific Gas and Electric Company may redeem the senior notes, in whole or in part, at 100% of the principal amount of the senior notes being redeemed plus accrued and unpaid interest to the redemption date.

Expected Settlement Date:	September 15, 2010 (T+5)

CUSIP:	694308 GT8

Anticipated Ratings:	A3 by Moody’s Investors Service, Inc.
BBB+ by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC

Co-Managers:	Aladdin Capital LLC
Mitsubishi UFJ Securities (USA), Inc.
U.S. Bancorp Investments, Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at (800) 854-5674; calling or emailing Goldman, Sachs & Co. toll free at (866) 471-2526 or at prospectus-ny@ny.email.gs.com; calling J.P. Morgan Securities LLC collect at (212) 834-4533.